UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Warrant Exchange Agreement

On December 23, 2025, Prenetics Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) entered into warrant exchange agreements (the “Warrant Exchange Agreements” and each a “Warrant Exchange Agreement”) with certain holders of Class A warrants (the “Class A Warrants”) and Class B warrants (the “Class B Warrants”, together with the Class A Warrants, the “Existing Warrants”) to exchange the Existing Warrants issued on October 28, 2025, as previously disclosed in the Company’s Form 6-K filed on October 28, 2025, at a ratio of two (2) Existing Warrants for one (1) new Class C warrant (the “Exchange Warrant”), entitling these holders to purchase ordinary shares (the “Ordinary Shares”), par value $0.0015 per share (the “Exchange Warrant Shares”) at an exercise price of $18.00 per Ordinary Share (the “Exchange Offering”).

The Exchange Warrants are exercisable upon effectiveness of a Form F-3 Registration Statement registering the resale of the Exchange Warrant Shares (the “Initial Exercise Date”) and entitle the holder to acquire one Ordinary Share at the applicable exercise price set forth above, for a period of two years following the Initial Exercise Date.

Pursuant to the Warrant Exchange Agreement, the Company has also agreed that it will prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 registering the resale of the Exchange Warrant Shares issuable upon exercise of the Exchange Warrants. The Warrant Exchange Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing and termination provisions.

Warrant Agency Agreement

On December 23, 2025, the Company also entered into a warrant agency agreement (the “Warrant Agency Agreement”) with Continental Stock Transfer and Trust Company, who will act as warrant agent for the Company in connection with the Exchange Warrants issued in the Exchange Offering.

The foregoing descriptions of the material terms of the Warrant Agency Agreement, the Exchange Warrants and the Warrant Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the Warrant Agency Agreement, the form of Exchange Warrant and the Warrant Exchange Agreement, which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Mourant Ozannes (Hong Kong) LLP, securities counsel to the Company, delivered an opinion as to the validity of the Exchange Warrant Shares underlying the Exchange Warrants, a copy of which is filed as Exhibit 5.1 to this Form 6-K and is incorporated herein by reference.

Press Release

On December 23, 2025, the Company issued a press release announcing the Exchange Offering. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The information furnished in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance (including warrant structure, numbers and timeline) reflects management’s current estimates and assumptions as of the date of this report, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to factors beyond the Company’s control that prevent the closing and final consummation of the exchange agreements. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report is as of the date of this report, and the Company does not undertake any duty to update such information, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Warrant Agency Agreement, dated December 23, 2025, by and between Prenetics Global Limited and Continental Stock Transfer and Trust Company
4.2	Form of Exchange Warrant
5.1	Opinion of Mourant Ozannes (Hong Kong) LLP
10.1	Warrant Exchange Agreement, dated December 23, 2025, by and between Prenetics Global Limited and Continental Stock Transfer and Trust Company
99.1	Press release, dated December 23, 2025

This report, along with Exhibits 4.1, 4.2, 5.1 and 10.1, is incorporated by reference into the registration statements on Form F-3 (File nos. 333-274762, 333-276538 and 333-288824) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (the "Company") (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: December 23, 2025